NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 29 / 30

www.nh-hoteles.com

02042855

17 July, 2002

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

RECD S.E.C.
JUL 25 2002
1083

SUPPL

Ladies and Gentlemen:

**12g3-2(b) SUBMISSION**

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on July, 2002 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Roberto Chollet
Chief Financial Officer

NH HOTELES S.A.
Inscrita en el Registro Mercantil de Madrid, Tomo 576 general, Libro 176 de la sección 3.ª,
Folio 34 vuelto, Hoja n.º 1467 - C.I.F. A-28027944

FILE NUMBER
82- 4780

Madrid. Wednesday, 17th July 2002



# NH Hotel Group
# Sales Figures January – June 2002

CONSOLIDATED SALES AT THE NH HOTEL GROUP INCREASED BY 11.6% IN THE FIRST HALF OF 2002 TO €414.28m.

- **Hotel business sales reached €399.37m, up 16.1% compared to the same period last year. This growth was partly due to the new subsidiaries NH Mexico and the hotels acquired to the German company Astron, which were not consolidated in the first half of 2001.**
- **The Astron hotels, consolidated for two months now, made a contribution of €33.96m, or 8.5% of total group hotel sales.**
- **This took European hotel sales up by 10%, although performance was still respectable without the Astron contribution, with sales stable at €326.8m. This was partly thanks to the new hotels opened, which accounted for nearly 5% of these sales, but also to the sound performance on a comparable hotels.**
- **Average prices continued stable in the European comparable hotels, and occupancy remained high, falling only 2.8 points compared to the first half of 2001. RevPar fell by 3.8% and sales eased by 2.7% in the first half, with improved performance in the second quarter.**
- **In Spain, hotel sales were also stable at €175.44m. In comparable hotels, although sales were down 2.4%, the trend improved in the second quarter on RevPar only falling by 1.5%, due to the timing of the Easter holidays.**
- **In Benelux, hotel sales weakened slightly (by 1.3%) to €151.37m. Sales from comparable hotels fell by 3%, and performance was once again better in the second quarter than in the first, particularly in Holland.**
- **Latin America now accounts for 7.2% of group hotel sales. Sales at NH Mexico reached €24.36m, and the Mercosur hotels made a contribution of €4.45m.**
- **Sotogrande's Real Estate sales of €13.44m were down nearly 50% on the same period last year, as the majority of completions are expected to take place in the last quarter of the year. The strong performance of this business is reflected in the value of signed contracts, which amounts to €61.4m.**

82 - 4780

| SALES BREAKDOWN<br>*(*) Management fees not included* | **Jan - June 2002<br>M Eur.** | **Jan - June 2001<br>M. Eur** | ***2002/2001<br>% Change*** |
|---|---|---|---|
| Madrid | 56.25 | 59.88 | -6.06% |
| Barcelona | 40.78 | 43.64 | -6.55% |
| Rest of Spain | 66.93 | 65.17 | 2.70% |
| NH Comfort Spain | 6.52 | 5.97 | 9.21% |
| **Spain Comparable** | **170.48** | **174.66** | **-2.39%** |
| Spain Non-comparable | 4.95 | 0.00 | - |
| **Total Spain** | **175.44** | **174.66** | **0.45%** |
| Amsterdam | 58.87 | 61.18 | -3.78% |
| Rest of The Netherlands | 50.87 | 52.09 | -2.34% |
| Brussels | 11.07 | 12.07 | -8.29% |
| Rest of Belgium | 3.76 | 3.90 | -3.59% |
| Rest of the world and Restaurants | 16.45 | 16.20 | 1.54% |
| **Rest of Europe Comparable** | **141.01** | **145.43** | **-3.04%** |
| Rest of Europe Non-comparable | 10.36 | 7.90 | 31.14% |
| Astron | 33.96 | n.a | n.a |
| **Total Rest of Europe** | **185.33** | **153.33** | **20.87%** |
| **TOTAL HOTEL SALES IN EUROPE** | **360.77** | **327.99** | **9.99%** |
| Mercosur | 4.45 | 7.23 | -38.45% |
| Mexico | 24.36 | n.a | n.a |
| Casino + Retamares | 9.09 | 7.92 | 14.77% |
| Other hotel revenues (*) | 0.72 | 0.76 | -5.26% |
| **TOTAL HOTEL SALES NH GROUP** | **399.37** | **343.89** | **16.13%** |
| Real Estate Sales Sotogrande | 13.44 | 25.43 | -47.15% |
| Other revenues Sotogrande | 1.47 | 1.99 | -26.13% |
| **TOTAL CONSOLIDATED SALES NH GROUP** | **414.28** | **371.31** | **11.57%** |

## *COMMENTARY*

Total sales of the chain's hotel business jumped by 16.1% to €399.37m, not including hotel management fees.

The new subsidiaries made an important contribution to this: NH Mexico, which has been consolidated since 1st July 2001, and the Astron chain's hotels. This acquisition was signed on 29th April 2002, and the hotels have been consolidated since 1st May this year.

### I. EUROPEAN HOTEL BUSINESS PERFORMANCE

Sales of the European hotel business reached €360.76m, an increase of 10% over the first half of 2001. 9.4% of these sales were attributable to the Astron hotels.

However, even excluding the Astron hotels, the performance of the European hotel business was satisfactory, with sales stable at €326.8m. This was partly thanks to the contribution made by the newly opened hotels, which was nearly double the amount made in the first quarter of this year.

European comparable hotel sales reached €311.49m, falling by 2.7%. Average prices have remained stable, occupancy remains high, 2.8 points lower than in the same period last year and, as a result, RevPar fell by 3.8%. However, bear in mind that occupancy and RevPar reached exceptional levels in the first half of 2001, continuing the trend seen in 2000.

In spite of this, there has been an improvement in the trend: comparable hotel sales in the second quarter fell by 2.5% versus 3.6% in the first quarter as compared to the same period last year.

**Performance in Spain**

Hotel sales in Spain strengthened a little, by 0.4% to €175.44m. The new openings made a 3% contribution to total sales.

Sales from comparable hotels fell by 2.4%, in line with RevPar, which fell by 3.4%. The trend is upwards in the first six months of 2002, with RevPar falling by 1.5% in the second quarter against 5.5% in the first quarter. This was mainly a reflection of the impact of the Easter holidays falling in March in 2002.

In Madrid and Barcelona, there was an improvement in the RevPar trend in May and June, in spite of the impact of the general strike in Spain on 20th June, and positive growth was reported in Barcelona in June.

Altogether, in comparable hotels, RevPar fell by 6.5% and 4.9% in the first half of 2002 in Barcelona and Madrid respectively, with average rates stable and occupancy levels of 71.3% in Madrid and 77.3% in Barcelona.

In the rest of Spain, like-for-like performance was satisfactory, with RevPar increasing by 1.1% in the first half of the year. These cities now account for 46% of the rooms in like-for-like hotels belonging to the NH Hotel group in Spain.

NH Comfort hotels continued to post strong growth in RevPar, up 10% in the first half, with a 3.5 point improvement in occupancy to 65.6%.

**Performance in the Rest of Europe**

In the rest of Europe, hotel business sales increased by 21% to €185.33m. 18% of these sales were attributable to the 53 hotels acquired from the Astron chain in Germany and Austria, which have made a contribution of €33.96m since 1st May 2002.

Excluding the Astron contribution, hotel sales in the rest of Europe reached €151.34m, only just lower than in the first quarter of 2001. Sales at the newly opened hotels surged by 31%, contributing 7% of total sales in those markets.

In the comparable hotels in the rest of Europe, sales fell by 3% in the first half of 2002. In spite of the effect of the air traffic controllers' strike in June, performance was better in the second quarter, with sales sliding by only 2.5% compared to 3.6% in the first quarter. RevPar eased by 4.5% in the first six months of the year, with very stable average rates and a drop of 2.8 points in occupancy.

Performance at the hotels in The Netherlands remains sound. In Amsterdam, in spite of a fall in occupancy by corporate and North American guests in June, RevPar eased by 4.7% in the first half, with occupancy falling by 3.2% to 78.4%. Performance at hotels in other cities was better, with occupancy slipping by only 1.7 points.

In Brussels the lower international traveller traffic and competition from other chains resulted in a 9.8% slump in RevPar. This performance is expected to improve on the re-branding process and the planned refurbishment of some hotels.

**II. HOTEL BUSINESS PERFORMANCE IN LATIN AMERICA**

The hotels in Latin America accounted for 7.2% of group hotel sales.

NH Mexico, which was not consolidated in the first half of 2001, posted sales of €24.36m in the first six months of 2002. In this market, which was badly affected by a slowdown in demand from North America, average occupancy in the first half of 2002 fell from 65% to 56%.

In Mercosur, hotel sales reached €4.45m. The comparable hotels performance, with average occupancy at 45%, only 2% lower than in the first half of 2001, was achieved in spite of the delicate situation of the Buenos Aires market. Nonetheless, the impact of the peso devaluation was such that RevPar slumped by 49% at these hotels.

## III. SOTOGRANDE'S REAL ESTATE BUSINESS

Sales at Sotogrande's real estate business reached €13.44m. Due to a different pattern of completions, this figure was 47% lower than in the first half of 2001. These sales were mainly as a result of handovers of plots in the Marina development.

Sotogrande also reported earnings of €1.47m from non-property activities, such as golf, water supply, rentals and other services.

Confirmed sales not included in the accounts at 30th June 2002 amounted to €61.4 as compared to €55.3m. as for June 30th, 2001. 29% of these sales relate to plots in the new development called "La Reserva de Sotogrande" launched at the end of February 2002.

**Sotogrande - Breakdown of Property Sales**

| | Jan-June 2002 | | Jan-June 2001 | |
|---|---|---|---|---|
| | **€ '000** | **%** | **€ '000** | **%** |
| Berths and commercial sites | 170 | 1.26% | 1,101 | 4.33% |
| Apartments and houses | 25 | 0.19% | 17,054 | 67.07% |
| Plots | 1,179 | 8.77% | 7,274 | 28.61% |
| La Marina | 12,070 | 89.78% | 0 | 0.00% |
| **Total Property Sales** | 13,444 | 100.00% | 25,429 | 100.00% |

***Breakdown of the hotel portfolio at 11th July 2002***

| | | HOTELS OPERATED | | | | SIGNED PROJECTS | | | | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Owned | Leased | Managed | TOTAL | Owned | Leased | Managed | TOTAL | |
| **Spain** | Hotels | 21 | 52 | 10 | **83** | 3 | 12 | 3 | **18** | **101** |
| **NH 3/4*** | Rooms | 3,073 | 6,157 | 842 | **10,072** | 251 | 1,651 | 399 | **2,301** | **12,373** |
| **Spain** | Hotels | 1 | 10 | 4 | **15** | 1 | 6 | 1 | **8** | **23** |
| **Comfort** | Rooms | 43 | 953 | 219 | **1,215** | 93 | 596 | 96 | **785** | **2,000** |
| **The** | Hotels | 17 | 9 | 3 | **29** | 0 | 1 | 0 | **1** | **30** |
| **Netherlands** | Rooms | 3,921 | 1,278 | 265 | **5,464** | 0 | 207 | 0 | **207** | **5,671** |
| **Belgium** | Hotels | 10 | 2 | 6 | **18** | 0 | 0 | 0 | **0** | **18** |
| | Rooms | 1,360 | 391 | 441 | **2,192** | 0 | 0 | 0 | **0** | **2,192** |
| **Germany** | Hotels | 1 | 47 | 1 | **49** | 0 | 9 | 0 | **9** | **58** |
| | Rooms | 223 | 7,651 | 144 | **8,018** | 0 | 2,686 | 0 | **2,686** | **10,704** |
| **Suitzerland** | Hotels | 4 | 2 | 1 | **7** | 0 | 1 | 0 | **1** | **8** |
| | Rooms | 379 | 329 | 105 | **813** | 0 | 272 | 0 | **272** | **1,085** |
| **Austria** | Hotels | 0 | 6 | 0 | **6** | 0 | 0 | 0 | **0** | **6** |
| | Rooms | 0 | 797 | 0 | **797** | 0 | 186 | 0 | **186** | **983** |
| **Portugal** | Hotels | 16 | 2 | 6 | **24** | 1 | 0 | 0 | **1** | **25** |
| **+ Latam** | Rooms | 2,808 | 249 | 1,040 | **4,097** | 131 | 0 | 0 | **131** | **4,228** |
| **Rest of** | Hotels | 2 | 0 | 3 | **5** | 0 | 1 | 0 | **1** | **6** |
| **World (*)** | Rooms | 498 | 0 | 776 | **1,274** | 0 | 161 | 0 | **161** | **1,435** |
| **TOTAL** | Hotels | 72 | 130 | 34 | **236** | 5 | 30 | 4 | **39** | **275** |
| | Rooms | 12,305 | 17,805 | 3,832 | **33,942** | 475 | 5,759 | 495 | **6,729** | **40,671** |

(*) Hotels operated in Cuba, Southafrica, Israel, Ghana, Tunis and a signed project in Hungary.

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| OPERATING RATIOS | Jan-June 2002 | Jan-June 2001 | *2002/2001 % change* |
|---|---|---|---|
| **AVERAGE OCCUPANCY (%)** | | | |
| Comparable Spain | 68.62% | 71.39% | -3.88% |
| Comparable Rest of Europe and other countries | 64.46% | 67.26% | -4.16% |
| **Total Comparable** | **66.83%** | **69.61%** | **-3.99%** |
| Non-Comparable Spain | 46.27% | - | - |
| Non-Comparable Rest of Europe NH, Astron and other GT hotels | 60.32% | 59.23% | 1.84% |
| Mercosur | 32.51% | 46.62% | -30.27% |
| Mexico | 55.74% | - | - |
| **Total Consolidated** | **62.94%** | **68.20%** | **-7.71%** |
| **ADR (Avg. Daily Rate) (€)** | | | |
| Comparable Spain | 97.32 | 96.83 | 0.51% |
| Comparable Rest of Europe and other countries | 91.76 | 92.13 | -0.40% |
| **Total Comparable** | **95.00** | **94.87** | **0.14%** |
| Non-Comparable Spain | 67.91 | - | - |
| Non-Comparable Rest of Europe NH, Astron and other GT hotels | 67.34 | 75.49 | -10.80% |
| Mercosur | 40.22 | 73.60 | -45.35% |
| Mexico | 102.00 | - | - |
| **Total Consolidated** | **89.21** | **93.63** | **-4.72%** |
| **REVPAR (€)** | | | |
| Comparable Spain | 66.78 | 69.13 | -3.39% |
| Comparable Rest of Europe and other countries | 59.15 | 61.97 | -4.55% |
| **Total Comparable** | **63.49** | **66.04** | **-3.86%** |
| Non-Comparable Spain | 31.42 | - | - |
| Non-Comparable Rest of Europe NH, Astron and other GT hotels | 40.62 | 44.71 | -9.15% |
| Mercosur | 13.08 | 34.31 | -61.89% |
| Mexico | 56.85 | - | - |
| **Total Consolidated** | **56.15** | **63.86** | **-12.07%** |
| **AVG. NUMBER OF ROOMS** | | | |
| Comparable Spain | 9,539 | 9,539 | |
| Comparable Rest of Europe and other countries | 7,245 | 7,249 | |
| **Total Comparable** | **16,784** | **16,788** | |
| Non-Comparable Spain | 533 | - | |
| Non-Comparable Rest of Europe NH, Astron and other GT hotels | 3,670 | 635 | |
| Mercosur | 1,250 | 827 | |
| Mexico | 1,211 | - | |
| **Total Consolidated** | **23,448** | **18,250** | |